EXHIBIT 99(c)

        Items incorporated by reference from the Registrants' Combined Annual Report on Form 10-K for the year ended December 31, 2002: "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Midstream."

CRITICAL ACCOUNTING POLICIES

Midstream

          Generally, Midstream is most affected by market conditions and changes in contract counterparty status.  The most important are listed below.

Midstream accounts for the Evangeline Tolling Agreement as an operating lease.  If the tolling agreement were to be modified to the extent that would make lease accounting no longer appropriate, future results could materially differ from those currently reported.  Under current lease accounting rules, Evangeline LLC will recognize over the first 10 years of the tolling agreement revenue that will not be billed and collected until the last 10 years of the tolling agreement.  If lease accounting were to cease, the revenue would be recognized as billed, causing the revenue recognized in the first 10 years to be lower than what it would have been under lease accounting.  As of December 31, 2002, Evangeline LLC had recorded $10.4 million in revenue that will not be billed and collected until the last 10 years of the tolling agreement, beginning in the year 2010.  If the tolling agreement is substantially modified, the $10.4 million may not be collectible, and Evangeline LLC may be required to incur a loss of some or all of the $10.4 million.  Midstream also accounts for the Perryville Tolling Agreement as an operating lease.  However, the Perryville Tolling Agreement has different provisions that do not require the acceleration of revenue to early years of the contract.  If the Perryville Tolling Agreement was modified to the extent that would make lease accounting no longer appropriate, PEP's revenue would not decrease in the manner described for the Evangeline Tolling Agreement, but would be affected by the modifications to the tolling agreement.  If the modifications are significant, PEP's revenue could be materially lower than reported in 2002 or lower than projected revenue.  For additional information on the tolling agreements, see the Notes to the Consolidated Financial Statements, Note 14 - "Operating Leases."

Certain triggering events could cause Midstream to determine that its long-lived assets may be impaired according to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."  Triggering events include, but are not limited to, a significant decrease in the market value of long-lived assets, significant changes in a tolling agreement counterparty's financial condition, a significant change in legal factors, such as adverse changes in environmental laws, or a current operating or cash flow loss combined with a projection of continued losses in the future.  At December 31, 2002, Midstream had $546.9 million in long-lived assets.  If Midstream determines the carrying value of a long-lived asset cannot be recovered through cash flows relating to that long-lived asset, the asset would be written down to its fair market value, resulting in an impairment loss.  During the fourth quarter of 2002, Midstream recorded an impairment loss of $3.6 million relating to its oil and natural gas production properties.  For additional information on the impairment loss, see the Notes to the Consolidated Financial Statements, Note 24 - "Impairment of Long-Lived Asset."